UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

LOUD Technologies Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

545731101

(CUSIP Number)

Marc J. Leder

Rodger R. Krouse

Sun Capital Partners, LLC

5200 Town Center Circle, Suite 470

Boca Raton, Florida 33486

(561) 394-0550

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

-with a copy to-

Douglas C. Gessner, P.C.

Carol Anne Huff

Kirkland & Ellis LLP

200 East Randolph Drive

Chicago, IL  60601

(312) 861-2000

January 9, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Mackie, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors II, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners III QP, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Advisors III, L.P.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Sun Capital Partners III, LLC

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) OO (limited liability company)

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Marc J. Leder

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 545731101

1	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Rodger R. Krouse

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 5,388,355 (See Item 5)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 5,259,400 (see item 5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 5,388,355 (See Item 5)

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 82.3%

14	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 amends the Statement on Schedule 13D and Amendments Nos. 1, 2, 3, 4, 5 and 6 thereto (the “Schedule 13D”) previously filed by Sun Mackie, LLC (“Sun Mackie”), Sun Capital Partners II, L.P. (“Sun Partners II LP”), Sun Capital Advisors II, L.P. (“Sun Advisors II”), Sun Capital Partners, LLC (“Sun Partners LLC”), Sun Capital Partners III, L.P. (“Sun Partners III LP”), Sun Capital Partners III QP, L.P. (“Sun Partners III QP LP”), Sun Capital Advisors III, L.P. (“Sun Advisors III”), Sun Capital Partners III, LLC (“Sun Partners III LLC”), Marc J. Leder (“Leder”) and Rodger R. Krouse (“Krouse”) (collectively, the “Reporting Persons”) with respect to the common stock (the “Common Stock”) of LOUD Technologies Inc. (the “Issuer”) as follows:

Item 1.	Security and Issuer.
The response set forth in Item 1 of the Schedule 13D is hereby incorporated by reference.

Item 2.	Identity and Background.
The response set forth in Item 2 of the Schedule 13D is hereby incorporated by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

On December 31, 2008, the Issuer increased the Principal Amount due under the Convertible Note previously filed as Exhibit I hereto by $309,852.85 pursuant to the terms and conditions of the Convertible Note.

Item 4.	Purpose of Transaction.

The response set forth in Item 4 is hereby amended and supplemented by adding the following:

As previously reported, on November 3, 2008, Sun Mackie submitted a proposal to acquire all of the outstanding shares of the Issuer’s Common Stock not currently held by Sun Mackie for a cash purchase price of $1.45 per share.  For the reasons described herein, Sun Mackie and the Company have determined that they are unable to complete the proposed going private transaction.  Over the past two months Sun Mackie has worked with the independent Special Committee appointed by the Issuer’s Board of Directors and the Special Committee’s advisors to determine a mutually acceptable transaction structure.  The Washington business corporation act limits Sun Mackie’s ability to acquire the Issuer through a merger due to the application of the “fair price” provisions in the Washington Takeover Act, which would require payment by Sun Mackie of a statutorily determined price well in excess of the common stock’s current value absent compliance with other procedural provisions of the statute.  Due to these and other structuring limitations, Sun Mackie and the Issuer were unable to agree upon a mutually agreeable structure for the proposed transaction that would achieve Sun Mackie’s goal of acquiring all of the Issuer’s shares not owned by Sun Mackie.

As disclosed by the Issuer, the Board of Directors has determined to voluntarily delist its Common Stock from the Nasdaq Capital Market™ and to terminate the registration of its Common Stock under the Exchange Act.  Further information regarding this decision is set forth in the press release issued by the Issuer and incorporated herein by reference as Exhibit L.

Upon completion of the deregistration and delisting process, the Issuer’s Common Stock would no longer be traded on the Nasdaq Capital Market™  and the Issuer would no longer be required to file reports with the Securities and Exchange Commission.  No Reporting Person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraph (a) - (j) of Item 4 of Schedule 13D.  The Reporting Persons may in the future change their intentions with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

The response set forth in Item 5 is hereby amended and supplemented by adding the following:

(a) As of the date hereof, the Reporting Persons may be deemed to be the beneficial owner, within the meaning of Rule 13d-3 of the Exchange Act, of 5,388,355 shares of common stock of the Issuer, or approximately 82.3% of the common stock outstanding (which percent is based on the number of shares outstanding of the Issuer as set forth in the Issuer’s most recent Quarterly Report on Form 10-Q plus 1,625,458 shares of Common Stock issuable upon conversion of the Convertible Note). This number is comprised of (a) 5,259,400 shares of common stock held directly by Sun Mackie (which includes 1,667,812 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note), (b) 48,419 shares of common stock held by RSP (which includes 12,318 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement, (c) 28,990 shares of common stock held by HIG (which includes 7,298 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement and (d) 51,546 shares of common stock held directly by OCM Mezzanine Fund, L.P. (“OCM”), by virtue of voting covenants in the Stockholders Agreement.

(b) Each Reporting Person may be deemed to have shared voting power to vote or direct the vote of 5,388,355 shares of common stock of the Issuer. This number is comprised of (a) 5,259,400 shares of common stock held directly by Sun Mackie (which includes 1,667,812 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note), (b) 48,419 shares of common stock held by RSP (which includes 12,318 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement, (c) 28,990 shares of common stock held by HIG (which includes 7,298 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note) by virtue of voting covenants in the Stockholders’ Agreement and (d) 51,546 shares of common stock held directly by OCM, by virtue of voting covenants in the Stockholders Agreement.  The Reporting Persons and RSP, HIG, and OCM may be deemed to constitute a “group” for purposes of Section 13(d)(3) of the Exchange Act as a result of the voting and transfer provisions contained in the Stockholders Agreement and the registration provisions contained in the Registration Agreement. The Reporting Persons expressly disclaim that they have agreed to act as a group with RSP, HIG, and OCM.

(c) Each Reporting Person may be deemed to have shared power to dispose or direct the disposition of 5,259,400 shares of common stock of the Issuer. This number is comprised of 5,259,400 shares of common stock held directly by Sun Mackie (which includes 1,667,812 shares of common stock that the Principal Amount under the Convertible Note is convertible into in accordance with the terms and conditions of the Convertible Note).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.
The response set forth in Item 6 of the Schedule 13D is hereby incorporated by reference.

Item 7.	Materials to be Filed as Exhibits.

Exhibit A        Additional Information required by Item 2 of Schedule 13D*

Exhibit B        Joint Filing Agreement, dated February 21, 2003, by and among each of the Reporting Persons*

Exhibit C        Post-Closing Funding Agreement, dated February 21, 2003*

Exhibit D        Stockholders Agreement, dated February 21, 2003*

Exhibit E         Registration Agreement, dated February 21, 2003*

Exhibit F         Securities Purchase Agreement, dated March 31, 2003**

Exhibit G        Stock Purchase Warrant, dated March 31, 2003**

Exhibit H        Exchange Agreement, dated August 3, 2004***

Exhibit I          Convertible Senior Subordinated Secured Promissory Note, dated March 18, 2008 ****

Exhibit J         Security Agreement, dated March 18, 2008*****

Exhibit K        Proposal Letter from Sun Mackie to the Issuer’s Board of Directors, dated November 3, 2008******

Exhibit L         Press Release of the Issuer, dated January 15, 2009*******

*Previously filed as an exhibit to Schedule 13D filed by the Reporting Persons on February 27, 2003.

**Previously filed as an exhibit to Amendment No. 1 to Schedule 13D filed by the Reporting Persons on April 4, 2003.

***Previously filed as an exhibit to Amendment No. 2 to Schedule 13D filed by the Reporting Persons on August 5, 2004.

****Previously filed as an exhibit to Amendment No. 4 to Schedule 13D filed by the Reporting Persons on March 26, 2008.

*****Incorporated by reference to exhibit 10.2 of the Current Report on Form 8-K filed by the Issuer on March 20, 2008.

******Previously filed as an exhibit to Amendment No. 6 to Schedule 13D filed by the Reporting Persons on November 5, 2008.

******* Incorporated by reference to exhibit 99.1 of the Current Report on Form 8-K filed by the Issuer on January 15, 2009.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 15, 2009	Sun Mackie, LLC

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

Sun Capital Partners II, L.P.

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

Sun Capital Advisors II, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

Sun Capital Partners, LLC

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

Sun Capital Partners III, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

Sun Capital Partners III QP, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

Sun Capital Advisors III, LP

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

Sun Capital Partners III, LLC

	By :	/s/ Mark Hajduch
	Name :	Mark Hajduch
	Title :	Attorney-in-Fact

/s/ Mark Hajduch
By	Mark Hajduch	, as Attorney-in-Fact for
Rodger R. Krouse

/s/ Mark Hajduch
By	Mark Hajduch	, as Attorney-in-Fact for
Marc J. Leder